Exhibit 99.1

4FRONT VENTURES CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2019 AND 2018 (IN US DOLLARS)

(UNAUDITED)

4FRONT VENTURES CORP.
TABLE OF CONTENTS

Page(s)

FINANCIAL STATEMENTS:

Condensed Interim Consolidated Statements of Financial Position	1

Condensed Interim Consolidated Statements of Operations	2

Condensed Interim Consolidated Statements of Changes in Members’ Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4-6

Notes to Unaudited Interim Condensed Financial Statements	7-36

4FRONT VENTURES CORP.
Condensed Interim Consolidated Statements of Financial Position
For the Periods Ended September 30, 2019 and December 31, 2018
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

		September 30,	December 31,
	Note	2019	2018
ASSETS
Current Assets:
Cash		$5,993,571	$1,262,733
Restricted Cash	Note 16	6,400,286	—
Accounts Receivable	Note 6	1,527,911	—
Other Receivables	Note 16	316,101	3,920,000
Inventory	Note 7	8,745,482	4,028,506
Biological Assets	Note 8	405,779	755,309
Prepaid Expenses		463,260	266,094
Deposits		6,539,523	—
Notes Receivable and Accrued Interest	Note 9	1,581,799	—
Notes Receivable and Accrued Interest from Related Parties	Note 10	290,293	490,000
Total Current Assets		32,264,005	10,722,642

Property and Equipment, Net	Note 12	63,119,889	13,580,803
Notes Receivable and Accrued Interest		—	—
Notes Receivable and Accrued Interest from Related Parties	Note 10	5,041,344	12,121,951
Intangible Assets, Net	Note 6	218,342,352	27,959,021
Right-Of-Use Assets	Note 15	20,783,253	—
Investments	Note 11	750,000	—
Deposits		2,856,540	631,610
TOTAL ASSETS		$343,157,383	$65,016,027

LIABILITIES AND OWNERS' EQUITY

LIABILITIES
Current Liabilities:
Accounts Payable		$3,930,534	$1,283,279
Accrued Expenses and Other Current Liabilities		1,307,613	667,409
Taxes Payable		625,493	647,846
Deferred Rent		—	909
Lease Liability	Note 15	3,098,976	41,940
Notes Payable and Accrued Interest	Note 16	7,204,344	9,198,014
Derivative Liability		127,016	—
Total Current Liabilities		16,293,976	11,839,397

Notes Payable and Accrued Interest	Note 16	34,843,363	—
Notes Payable and Accrued Interest to Related Party		33,490,560
Deferred Tax Liability		1,227,616	232,321
Deferred Rent		—	228,638
Lease Liability	Note 15	18,175,032	45,598

TOTAL LIABILITIES		104,030,547	12,345,954

MEMBERS' EQUITY (DEFICIT)
Controlling Interest Members' Equity		239,189,797	53,317,388
Non-Controlling Interest Members' Equity	Note 19	(62,961)	(647,315)
TOTAL MEMBERS' EQUITY (DEFICIT)		239,126,836	52,670,073
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)		$343,157,383	$65,016,027

Nature of Operations and Going Concern (Note 1)
Commitments and Contingencies (Note 22)
Subsequent Events (Note 25)

Approved and authorized by the Board of Directors on November 29, 2019

"Eric Rey"	"David Daily"
Board of Directors of 4Front Ventures Corp.	Board of Directors of 4Front Ventures Corp.

The accompanying notes are an integral part of these condensed consolidated financial statements

1

4FRONT VENTURES CORP.
Condensed Interim Consolidated Statements of Operations
For the Three and Nine Months Ended September 30, 2019 and 2018
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
	Note	2019	2018	2019	2018
REVENUE
Dispensary Sales		$4,484,121	$575,144	$11,888,180	$776,485
Non-dispensary Product Sales		613,142	—	669,088	—
Equipment and Supplies Sales		576,054	—	576,054	—
Management Fee Revenue		168,224	—	526,080	—
Rental Income		1,676,080	—	1,676,080	—
Consulting Revenue		—	21,375	59,602	194,714
Total Gross Revenue		7,517,621	596,519	15,395,084	971,199

Cost of Goods Sold - Sale of Grown and Manufactured Products		(1,307,958)	(298,900)	(3,657,408)	(855,435)
Cost of Goods Sold - Sale of Purchased Products		(2,466,129)	(326,284)	(4,904,805)	(479,260)
Gain (Loss) on Changes in Fair Value of Biological Assets	Note 8	(231,015)	—	152,211	—
Gross Profit (Loss)		3,512,519	(28,665)	6,985,082	(363,496)

OPERATING EXPENSES

Selling, General and Administrative Expenses	Note 17	11,049,386	3,245,210	25,929,184	7,563,859

Loss from Operations		(7,536,867)	(3,273,875)	(18,944,102)	(7,927,355)

Other Income (Expense)
Interest Income		15,319	275,408	876,741	475,864
Change in fair value of derivative liability	Note 18	3,035,442	—	3,035,442	—
Other Income	Note 22	—	—	2,500,000	—
Interest Expense		(2,578,464)	(112,932)	(3,851,242)	(1,120,420)
Foreign Exchange Gain		56,501	—	56,501	—
Other Expense		—	(56,092)	—	(88,592)
Total Other Income (Expense)		528,798	106,384	2,617,442	(733,148)

Net Loss Before Income Taxes		(7,008,069)	(3,167,491)	(16,326,660)	(8,660,503)

Income Tax Expense		138,173	—	(851,342)	—

Net Loss After Income Tax Expense		(6,869,896)	(3,167,491)	(17,178,002)	(8,660,503)

Net Loss Attributable To Non-Controlling Interest	Note 19	(5,476)	(522,977)	(115,778)	(827,300)

Net Loss Attributable to 4Front Ventures Corp.		$(6,864,420)	$(2,644,514)	$(17,062,224)	$(7,833,203)

Basic and Diluted Loss Per Share		$(0.01)		$(0.03)
Weighted Average Number of Shares Outstanding, Basic		530,852,417		530,852,417

Fully Diluted Loss Per Share		$(0.01)		$(0.03)
Weighted Average Number of Shares Outstanding, Fully Diluted		536,767,542		536,767,542

The accompanying notes are an integral part of these condensed consolidated financial statements

2

4FRONT VENTURES CORP.
Condensed Interim Consolidated Statements of Changes in Members' Equity (Deficit)
For the Nine Months Ended September 30, 2019 and 2018
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)
	Note	Holdings Preferred Units	Holdings Common Units	Equivalent Class A Shares 4Front Ventures Corp.	Contributed Capital	Accumulated Deficit	Non-Controlling Interest Members' Equity	Total Equity

Balance, January 1, 2018		500,000	144,806	—	$11,102,364	$(11,450,567)	$(208,753)	$(556,956)
Members' contributions		—	—	—	—	—	637,498	637,498
Share-based compensation		—	2,034	—	467,514	—	—	467,514
Conversion of debt to Class D units		—	39,125	—	13,421,096	—	—	13,421,096
Sale of Class D units		—	30,284	—	13,405,076	—	—	13,405,076
Issuance of Class E units for in-kind contributions		—	4,520	—	2,000,100	—	—	2,000,100
Purchase of non-controlling interests		—	—	—	(2,046,029)	—	45,929	(2,000,100)
Net loss		—	—	—	—	(7,833,203)	(827,300)	(8,660,503)
Balance, September 30, 2018		500,000	220,769	—	38,350,121	(19,283,770)	(352,626)	18,713,725

Balance, January 1, 2019		500,000	301,005	—	72,236,143	(18,918,755)	(647,315)	52,670,073

Issuance of Class F of Holdings units for acquisition of	Note 14	—	—	—	2,675,000	—	—	2,675,000
PHX Interactive
Issuance of Class F of Holdings units for acquisition of	Note 14	—	—	—	4,400,000	—	—	4,400,000
OM Medicine of Michigan
Issuance of Class F units of Holdings for acquisition of	Note 18	—	11,642	—	5,666,744	—	—	5,666,744
non-controlling interests
Conversion of notes receivable to equity for the		—	—	—	11,200,724	—	—	11,200,724
acquisition of Mission MA Inc.
Purchase of non-controlling interests	Note 18	—	—	—	(4,648,257)	—	700,132	(3,948,125)
Implementation of IFRS 16	Note 2	—	—	—	—	228,638	—	228,638
Share-based compensation	Note 20	—	1,650	—	1,079,893	—	—	1,079,893
Conversion of 4Front Holdings units to	Note 18	(500,000)	(314,297)	340,370,271	—	—	—	—
4Front Ventures Corp. shares
Issuance of 4Front Ventures Corp shares for	Note 18	—	—	190,482,146	182,331,891	—	—	182,331,891
the Cannex business combination
Net loss		—	—	—	—	(17,062,224)	(115,778)	(17,178,002)
Balance, September 30, 2019		—	—	530,852,417	274,942,138	(35,752,341)	(62,961)	239,126,836

The accompanying notes are an integral part of these condensed consolidated financial statements

3

4FRONT VENTURES CORP.
Condensed Interim Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2019 and 2018
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss attributable to controlling interest	$(17,062,224)	$(7,833,203)
Net loss attributable to non-controlling interest	(115,778)	(827,300)
Adjustments to reconcile change in net loss to net cash used by operating activities
Depreciation and amortization	1,773,796	173,917
Loss on disposal of property and equipment	—	5,902
Equity based compensation	1,079,893	467,514
Accrued interest income on notes receivable from related parties	670,879	(475,864)
Accrued interest on notes payable to related parties	238,978	105,617
Accrued interest on notes payable	333,126	—
Amortization of loan discount on convertible notes	—	683,876
Amortization of loan discount on note payable	—	50,052
Deferred rent expense	(909)	68,228
Deferred tax liability	(14,000)	—
Amortization of Lease Liability per IFRS 16	(116,728)	—
Changes in operating assets and liabilities
Accounts receivable	668,101	18,576
Other receivables	1,237,302	102,136
Deposits	(2,026,770)	(119,971)
Inventory	(3,735,871)	(96,581)
Biological assets	349,530	—
Prepaid expenses	(92,234)	(14,238)
Accounts payable	897,657	466,218
Accrued expenses and other liabilities	560,793	322,298
Taxes payable	(144,353)	—
Unearned revenue	—	130,000

NET CASH USED IN OPERATING ACTIVITIES	(15,498,812)	(6,772,823)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of PHX Interactive, Net Cash Paid	(3,258,291)	—
Purchase of Om Medicine, Net Cash Paid	(176,367)	—
Gain of control of Mission MA Inc., Net Cash Acquired	55,918	—
Business combination with Cannex, Net Cash Acquired	9,115,731	—
Issuance of notes receivable to related parties	(2,910,796)	(7,792,985)
Purchases of property and equipment	(14,263,741)	(3,585,708)

NET CASH USED IN INVESTING ACTIVITIES	(11,437,546)	(11,378,693)

CASH FLOWS FROM FINANCING ACTIVITIES

Sale of Class D units	—	13,355,076
Sale of Class F units	—	50,000
Non-controlling interest members' contributions	—	637,498
Issuance of Notes Payable	—	2,846,562
Proceeds from related party loan	11,887,000	—
Proceeds from LI Lending LLC loan, net of restricted cash	27,090,274	—
Change in value of derivative liability	(3,035,442)	—
Repayment of Notes Payable	(4,274,636)	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	31,667,196	16,889,136

The accompanying notes are an integral part of these condensed consolidated financial statements

4

4FRONT VENTURES CORP.
Unaudited Consolidated Statements of Cash Flows (Continued)
For the Nine Months Ended September 30, 2019 and 2018
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	2019	2018

NET INCREASE (DECREASE) IN CASH	4,730,838	(1,262,380)

CASH, BEGINNING OF PERIOD	1,262,733	3,608,506

CASH, END OF PERIOD	$5,993,571	$2,346,126

Cash paid for interest	$1,849,048	$230,126

OTHER NONCASH INVESTING AND FINANCING ACTIVITIES

Recording Right-To-Use-Assets with implementation of IFRS 16	$2,251,015	$—
Recording Lease Liability with implementation of IFRS 16	$2,251,015	$—
Issuance of Class E units for in-kind contribution	$—	$2,000,100
Issuance of Class F units for purchase of PHX Interactive	$2,675,000	$—
Issuance of Class F units for purchase of OM Medicine	$4,400,000	$—
Issuance of Class F units for purchase of non-controlling interests	$5,666,744	$—
Issuance of 4Front Ventures stock for acquisition of Cannex	$182,331,891	$—

Acquisition of PHX Interactive Inc.
Inventory	$90,754	$—
Property & equipment	72,745	—
Deposit	2,000	—
Intangible assets and goodwill	6,225,044	—
Accounts payable	(137,427)	—
Accrued liabilities	(14,765)	—
Issuance of equity	(2,675,000)	—
Issuance of notes and other payables	(305,060)	—
	$3,258,291	$—

Acquisition of Om Medicine of Michigan Inc.
Inventory	$298,216	$—
Property & equipment	191,708	—
Intangible assets and goodwill	5,384,523	—
Right-of-use-asset	573,510	—
Accounts payable	(98,946)	—
Accrued liabilities	(61,684)	—
Note payable	(79,715)	—
Lease liability	(573,510)	—
Issuance of equity	(4,400,000)	—
Issuance of notes and other payables	(1,057,735)	—
	$176,367	$—

The accompanying notes are an integral part of these condensed consolidated financial statements

5

4FRONT VENTURES CORP.
Unaudited Consolidated Statements of Cash Flows (Continued)
For the Nine Months Ended September 30, 2019 and 2018
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Acquisition of Mission MA, Inc.
Accounts receivable	$36,808	$—
Inventory	60,533	—
Property & equipment	6,543,910	—
Prepaids	104,932	—
Right-of-use-asset	1,175,350	—
Deposits	148,210	—
Intangible assets and goodwill	4,385,871	—
Accounts payable	(96,640)	—
Accrued liabilities	(2,962)	—
Lease liability	(1,211,206)	—
Issuance of equity	(11,200,724)	—
	$(55,918)	$—

Business Combination with Cannex
Accounts receivable	$2,159,204	$—
Inventory	531,602	—
Notes receivable	2,252,678	—
Property & equipment	29,224,189	—
Deposits	6,587,473	—
Right-of-use-asset	17,267,467	—
Investments	750,000	—
Intangible assets	170,450,463	—
Accounts payable	(1,416,584)	—
Taxes payable	(122,000)	—
Notes payable	(33,029,112)	—
Deferred tax liability	(1,009,295)	—
Derivative liability	(3,162,458)	—
Lease liability	(17,267,467)	—
Issuance of equity	(182,331,891)	—
	$(9,115,731)	$—

The accompanying notes are an integral part of these condensed consolidated financial statements

6

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.       GENERAL INFORMATION

These financial statements were prepared by management and were not reviewed by an independent accounting firm.

Nature of Operations and Going Concern

4Front Ventures Corp. (“4Front” or the “Company”) exists pursuant to the provisions of the British Columbia Corporations Act. On July 31, 2019, 4Front Holdings LLC (“Holdings”) and Cannex Capital Holdings, Inc. (“Cannex”) completed their business combination which resulted in the creation of 4Front. The Class A Subordinate Voting Shares of 4Front now trade on the Canadian Securities Exchange (“CSE”) under the new ticker “FFNT” and are quoted on the OTC (OTCQX: FFNTF). See Note 18.

The Company owns or manages licensed cannabis facilities in state-licensed markets in the United States. On November 13, 2018, Holdings acquired Healthy Pharms, Inc. (HPI) an operator of a licensed cannabis production facility and a dispensary in Georgetown, Massachusetts. On February 22, 2019, the Company acquired PHX Interactive, LLC, a management company and lender which manages and lends to a licensed cannabis dispensary in Phoenix, Arizona. On April 15, 2019 the Company acquired Om of Medicine LLC, a dispensary in Michigan.

As of September 30, 2019, the Company owns and operates two dispensaries in Massachusetts, and one dispensary in each of Illinois, Michigan, and Pennsylvania. The Company operates two production facilities in Massachusetts, and one in Illinois. The Company also manages five dispensaries, three in Maryland, one in Arizona, and one in Arkansas. In October 2019, the Company opened a Company-owned dispensary in Maryland. The Company is building a cannabis production facility in Commerce, California and plans to begin operations in 2020.

The Company leases real estate and sells supplies to cannabis producers in the state of Washington. The Company owns and operates Pure Ratios (which was acquired by Cannex in June 2019), a CBD products company in California, that sells non-TCH products throughout the United States, and also partners with, or licenses to licensed cannabis producers and/or distributors to sell Pure Ratio’s products containing THC under state-licensed systems in various states.

The head office address of the Company is 5060 North 40th Street, Suite 120, Phoenix, Arizona, and the registered office is 550 Burrard Street, Suite 2900, Vancouver, British Columbia.

These unaudited condensed consolidated interim financial statements (the “financial statements”) have been prepared using accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. Due to losses during the Company’s current growth phase, the Company has been required to secure sufficient financing to fund its working capital requirements. The Company believes that current funding will allow the Company to meet its obligations during the next year.

7

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies for the Company are as follows:

(a)	Statement of Compliance

These condensed consolidated interim financial statements for the nine months ended September 30, 2019 have been prepared in accordance with IAS 34 - Interim Financial Reporting and should be read in conjunction with the Company’s December 31, 2018 audited financial statements which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s board of directors approved the release of these amended and restated condensed consolidated interim financial statements on November 29, 2019.

(b)	Basis of Measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are measured at fair value, as explained in the significant accounting policies set out in the Company’s December 31, 2018 audited financial statements. The condensed consolidated interim financial statements are presented in United States dollars. The functional currency of the Company is the United States dollar (“$”).

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

(c)	Basis of Consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Company and its subsidiaries. Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. To the extent that subsidiaries provide services that relate to the Company’s activities, they are fully consolidated from the date control is transferred and are deconsolidated from the date control ceases. All intercompany balances and transactions have been eliminated.

8

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company’s principal subsidiaries are:

Business Name	Entity Type	State of Operations	September 30, 2019 Ownership %	December 31, 2018 Ownership %
4Front Holdings LLC	Holding Company	Arizona	100%	100%
4Front Advisors, LLC	Professional Services	Various	100%	100%
Mission Partners USA, LLC	Investment Company	Arizona	100%	100%
Linchpin Investors, LLC	Finance Company	Arizona	100%	100%
Healthy Pharms, Inc.	Cultivation and Dispensary	Massachusetts	100%	100%
PHX Interactive LLC	Management Company	Arizona	100%	0%
4Front Management Associates, LLC	Management Company	Massachusetts	100%	76%
MMA Capital, LLC	Finance Company	Massachusetts	100%	76%
Illinois Grown Medicine, LLC	Cultivation Facility	Illinois	100%	60%
Harborside Illinois Grown Medicine Inc.	Dispensary	Illinois	100%	60%
Mission Maryland, LLC	Dispensary	Maryland	100%	85%
Mission Pennsylvania II LLC	Dispensary	Pennsylvania	100%	100%
4Front CIHI Investco, LLC	Investment Company	Maryland	100%	95%
4Front PM Investco, LLC	Investment Company	Maryland	100%	95%
4Front MARI Investco, LLC	Investment Company	Maryland	100%	100%
Silver Spring Consulting Group, LLC	Management Company	Maryland	80%	76%
Adroit Consulting Group, LLC	Management Company	Maryland	100%	56%
Old Line State Consulting Group, LLC	Management Company	Maryland	100%	60%
Om of Medicine LLC	Dispensary	Michigan	100%	0%
Mission MA Inc.	Cultivation and Dispensary	Massachusetts	100%	0%
4Front Arkansas LLC	Investment Company	Arkansas	100%	0%
Arkansas Natural Products I Management LLC	Management Company	Arkansas	79%	0%
Pine Bluff Agriceuticals I Management LLC	Management Company	Arkansas	100%	0%
Real Estate Properties LLC	Real Estate Holding	Washington	100%	0%
Fuller Hill Development LLC	Real Estate Holding	Washington	100%	0%
Ag-Grow Imports LLC	Importer of Equipment	Washington	100%	0%
Cannex Holdings (Nevada) Inc.	Real Estate Holding	Washington	100%	0%
Cannex Holdings (California) Inc.	Real Estate Holding	Washington	100%	0%

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

9

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Going Concern

These condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will be able to continue its operations for at least the next twelve months and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company derives its revenues from the cannabis industry in certain states of the United States, which is illegal under United States federal law. The Company is directly engaged in the manufacture, distribution, and sale of cannabis in the United States.

More than half of the states in the United States have enacted legislation to regulate the sale and use of medical cannabis without limits on tetrahydrocannabinol (“THC”), while other states have regulated the sale and use of medical and adult-use cannabis with strict limits on the levels of THC. Notwithstanding the permissive regulatory environment of adult-use recreational and medical cannabis at the state level, cannabis continues to be categorized as a controlled substance under the Controlled Substances Act in the United States and as such, cannabis-related practices or activities, including without limitation, the manufacture, importation, possession, use or distribution of cannabis are illegal under United States federal law. Strict compliance with state laws with respect to cannabis will neither absolve the Company of liability under United States federal law, nor provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may adversely affect the Company’s operations and financial performance.

3.        NEW ACCONTING PRONOUNCEMENTS AND RECENT DEVELOPEMENTS

IFRS - Leases

The Company has adopted IFRS 16 - Leases (‘‘IFRS 16’’) with the date of initial application of January 1, 2019 using the modified retrospective approach. Comparative information has not been restated and continues to be reported under IAS 17 - Leases (‘‘IAS 17’’) (accounting standard in effect for those periods).

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). The standard introduces a single, on-balance sheet recognition and measurement model for lessees, eliminating the distinction between operating and finance leases. Lessees recognize a right-of-use asset representing its control of and right to use the underlying asset and a lease liability representing its obligation to make future lease payments.

10

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

3.       NEW ACCONTING PRONOUNCEMENTS AND RECENT DEVELOPMENTS (Continued)

Right-of-use assets

At the commencement date, the Company has measured the right-of-use asset at cost which comprises of:

•	the amount of the initial measurement of the lease liability;
•	any lease payments made at or before the commencement date, less any lease incentives received;
•	any initial direct costs incurred by the lessee; and
•	an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are to produce inventories. The lessee incurs the obligation for those costs either at the commencement date or as a consequence of having used the underlying asset during a particular period.

There are no dismantling, removal and restoration costs included in the cost of the right-of-use asset as management has not incurred an obligation for those costs.

Lease liabilities

At the commencement date, the Company measured the lease liability at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the lessee uses the lessee’s incremental borrowing rate.

The lease payments included in the measurement of the lease liability comprise the following payments for the right to use the underlying asset during the lease term that are not paid at the commencement date:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable by the lessee under residual value guarantees;
•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

Subsequent Measurements

After the commencement date, the Company recognized depreciation and impairment of the right-of-use asset in profit or loss. The Company also recognized in profit or loss the interest on the lease liability. There were no variable lease payments which were not included in the measurement of the lease liability.

11

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

3.       NEW ACCONTING PRONOUNCEMENTS AND RECENT DEVELOPMENTS (Continued)

Exemptions and practical expedients

IFRS 16 permits the use of exemptions and practical expedients. The Company applied the following recognition exemptions and practical expedients:

•	grandfather lease definition for existing contracts at the date of initial application;
•	exclude low-value and short-term leases from IFRS 16 lease accounting;
•	use portfolio application for leases with similar characteristics, such as vehicle and equipment leases;
•	apply a single discount rate to a portfolio of leases with reasonably similar characteristics at the date of initial application;
•	exclude initial direct costs from the measurement of the right-of-use assets at the date of initial application;
•	use hindsight in determining lease term at the date of initial application

The financial impact of applying the standard resulted in a $4,634,658 increase in right-of-use assets, an increase of $4,634,658 in lease liability, a $228,638 adjustment to retained earnings, and a $228,638 decrease to deferred rent. The weighted average incremental borrowing rate applied to the lease liabilities was 10.25%.

The following table provides a reconciliation of the commitments as at December 31, 2018 to the Company’s lease liabilities as at January 1, 2019:

Lease liability - current portion	$41,940
Lease liability	45,596

Total lease liability as of December 31, 2018	87,536
Lease liabilities previously not recognized under IFRS 16	4,634,658
Lease liability as of January 1, 2019	$4,722,194

IFRIC 23

This standard clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. The Company adopted this standard on January 1, 2019, which did not have a significant effect on the Company’s consolidated financial statements.

There are no other pending IFRSs or IFRIC interpretations that are expected to be relevant to the Company’s financial statements.

12

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

4.       CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are the same as those applied to the Company’s December 31, 2018 audited financial statements.

The Company makes critical judgments in the determination of the useful lives of property, plant and equipment, valuation of inventory, valuation of biological assets, valuation of share-based compensation, fair value of financial instruments and impairment.

5.       CAPITAL MANAGEMENT

The Company’s primary objectives, when managing its capital, are to maintain adequate levels of funding to support the operations of the Company and to maintain corporate and administrative functions. The Company defines capital as revolving loans, promissory notes, convertible notes and equity, consisting of the issued units of the Company. The capital structure of the Company is managed to provide sufficient funding for planned operating activities of the Company. Funds are primarily secured through a combination of equity capital raised by way of private placements and debt. There can be no assurances that the Company will be able to continue raising equity capital and debt in this manner.

The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, which are all held with financial institutions.

There were no changes to the Company’s approach to capital management during the period ended September 30, 2019 from the period ended December 31, 2018. The Company is not subject to any externally imposed capital requirements.

6.       ACCOUNTS RECEIVABLE

Accounts receivable are from the sale of imported equipment and supplies that are resold to two cannabis producers who are related parties because the owners are officers in the Company. Management periodically reviews the ability of the creditors to pay and has determined that no allowance for uncollectable amounts are necessary at September 30, 2019.

13

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

7.       INVENTORY

The Company’s inventory includes the following at September 30, 2019 and December 31, 2018:

	2019	2018

Raw Materials - Harvested Cannabis	$273,048	$247,588

Work in Process - Flower and Extract	4,433,152	3,437,445

Finished Goods - Cultivation Supplies	377,162	—

Finished Goods - Packaged Products	3,662,120	343,473

Total Inventory	$8,745,482	$4,028,506

Raw material is harvested cannabis where the flower has not been removed. Work in Process is processed bulk flower and processed cannabis oil. Finished goods are cultivation supplies to be sold to cultivators, purchased and manufactured packaged flower, pre-rolls, vape cartridges, edibles, CBD products, and paraphernalia.

Cannabis and CBD inventory that is grown and manufactured by the Company is valued at the lower of cost or net realizable value, which is the value at harvest, less cost to complete, less cost to sell. Cost is determined by using the average cost method. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventory identified is written down to net realizable value.

Inventory that is purchased from third parties is valued at the lower of net realizable value or cost.

8.       BIOLOGICAL ASSETS

Biological assets consist of live cannabis plants. For the nine months ended September 30, 2019 and the year ended December 31, 2018, the changes in the carrying value of biological assets are shown below.

Biological Assets
	September 30, 2019	December 31,2018

Beginning balance	$755,309	$410,768
Costs to grow harvested and live plants	4,591,860	2,000,144
Net change in fair value less costs to sell due to biological transformation	152,211	418,355
Transferred to inventory upon harvest	(5,093,601)	(2,073,958)
Ending balance	$405,779	$755,309

14

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

8.       BIOLOGICAL ASSETS (Continued)

The Company values its biological assets at the end of each reporting period at fair value less costs to sell and complete. Average harvest yields for the nine months ending September 30, 2019 were used to value plants at September 30, 2019. The cost to bring each live plant to harvest was estimated based on actual costs to grow plants for the nine months ending September 30, 2019. The average sales price of cannabis flower at the Healthy Pharms Inc. (“HPI”) dispensaries for the nine months ending September 30, 2019 was used as the estimated sales price of harvested flower for HPI. For Illinois Grown Medicine (“IGM”), the average wholesale price of cannabis sold in 2019 through September 30, 2019 was used. Selling cost was estimated based on actual selling costs at the HPI dispensaries and estimated wholesale selling costs for IGM. Using the age of the plant and the harvest date of each plant, a valuation model was used to determine the value of each live plant at September 30, 2019.

The significant assumptions used in determining the fair value of cannabis plants at September 30, 2019 and December 31, 2018 are as follows:

	September 30, 2019		December 31, 2018
	HPI	IGM	HPI	IGM
Average selling price of flower per gram	$9.09	$6.00	$10.25	$5.00
Post harvesting processing costs per gram	$0.87	$1.00	$0.79	$0.25
Selling costs per gram	$2.21	$1.00	$3.36	$0.25
Yield per plant in grams	81	155	77	167
Number of growing days before harvest	108	75	108	75

At September 30, 2019 management has quantified the sensitivity of the inputs and has determined the following:

•	A decrease in the selling price per gram by 5% would result in the biological assets value decreasing by $20,289.
•	A decrease in the harvest yield per plant of 5% would result in the biological assets value decreasing by $20,289.
•	An increase in the number of growing days to harvest of 5% would result in the biological assets value decreasing by $23,888.

At December 31, 2018 management has quantified the sensitivity of the inputs and has determined the following:

•	A decrease in the selling price per gram by 5% would result in the biological assets value decreasing by $54,661.
•	A decrease in the harvest yield per plant of 5% would result in the biological assets value decreasing by $37,765.
•	An increase in the number of growing days to harvest of 5% would result in the biological assets value decreasing by $40,179

15

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

8.       BIOLOGICAL ASSETS (Continued)

Biological assets are measured using Level 3 inputs, and therefore are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

All of the plants are to be harvested as agricultural produce (cannabis flower) and at September 30, 2019, the biological assets were on average 51% completed for HPI plants, and 59% for IGM plants.

Mother plants, or bearer plants, are plants grown for the purpose of taking cuttings in order to grow additional plants of the same type as the bearer plant. Bearer plants are critical to the success of the business, however are not measured for accounting purposes. Bearer plants are plants that once mature are held strictly to grow produce over their useful life.

Unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the results of operations in the related period.

9.       NOTES RECEIVABLE

The Company acquired a note issued by Accucanna LLC in the Cannex business combination with a balance of $1,582,000 at September 30, 2019. The note bears interest at 10% for six months until December 31, 2019, and 18% thereafter. It matures on December 31, 2019 or is payable upon the sale of the Accucanna cannabis dispensary. The Company also has the right to convert the principal and interest outstanding to equity in Accucanna upon the latter’s sale.

10.       NOTES RECEIVABLE FROM RELATED PARTIES

The Company held various notes receivable totaling $4.7 million and $12.1 million at September 30, 2019, and December 31, 2018, respectively, from related parties that hold cannabis licenses, have applied for cannabis licenses, or control real estate that can be used for a cannabis facility. The parties are related because a Company executive is a member of the Board of Managers of the party, or employees of the Company have a significant ownership of the party. The notes are due per the term of the notes and have interest rates of 0% to 10%. The notes require no payments prior to demand, and the Company does not expect to demand repayment on any note prior to the dispensaries or cultivation facilities becoming operational. The notes are expected to be repaid from cash flows from the dispensaries and cultivation facilities once they open. See Note 21 for additional information on the notes receivable.

The Company acquired two notes in the Cannex business combination with a short-term balance of $290,000 and a long-term balance of $351,000 at September 30, 2019. These notes bear interest at 6% per year and are repayable in installments totaling $12,451 per month which will repay the notes in full in 2022. The notes were issued to Superior Gardens LLC (d/b/a Northwest Cannabis Solutions) (“NWCS”) and 7Point Holdings LLC (“7Point”) who are related parties because they are owned by executives of the Company. See note 21 for more information.

16

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

11.       INVESTMENTS

The Company acquired the following investments in the Cannex business combination:

Cannex invested $500,000 in March 2019 in HelloMe Inc., a California-based company focused on products in the beauty and wellness industry.

Cannex invested $150,000 in January 2019 in LemonHaze Inc., a Washington-based private cannabis event company.

Cannex invested $100,000 in April 2019 in Retail Education Tools, Inc., a Washington-based start-up application company focused on marketing tools for emerging cannabis companies.

The preliminary purchase price allocation valued these investments at cost as of July 31, 2019. The purchase price allocation is preliminary, and the Company has up to one year to make adjustments to the purchase price allocation.

The Company does not have control over these investment companies. The Company did not adjust the value of these investments as of September 30, 2019 and will use any information available to adjust the value as needed in the future.

12.       PROPERTY AND EQUIPMENT

The following is a summary of property and equipment, at cost less accumulated depreciation as of September 30, 2019, and December 31, 2018:

			Furniture,
	Buildings	Building Improvements	Equipment, And Other	Leasehold Improvements	Total
Cost
Balance, December 31, 2018	$674,259	$2,586,325	$2,557,518	$8,935,918	$14,754,020
Additions	7,266,062	104,059	4,762,827	4,616,735	16,749,683
Acquisitions	4,919,453	—	1,890,244	32,524,392	39,334,089
Balance September 30, 2019	$12,859,774	$2,690,384	$9,210,589	$46,077,045	$70,837,792

Accumulated Depreciation
Balance, December 31, 2018	$11,674	$173,902	$278,972	$708,669	$1,173,217
Depreciation	8,004	159,100	1,094,936	1,017,370	2,279,410
Acquisitions	235,043	—	208,722	3,821,461	4,265,276
Balance September 30, 2019	$254,721	$333,002	$1,582,680	$5,547,500	$7,717,903

Net Book Value
December 31, 2018	$662,585	$2,412,423	$2,278,546	$8,227,249	$13,580,803
September 30, 2019	$12,605,053	$2,357,382	$7,627,909	$40,529.545	$63,119,889

17

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

12.       PROPERTY AND EQUIPMENT (Continued)

Depreciation of property and equipment is computed using the straight-line method over the asset’s estimated useful life. Depreciation expense for the nine months ended September 30, 2019, and 2018 was $2,279,490 and $173,917 respectively, of which $542,076 and $0 respectively, is included in cost of goods sold. Depreciation expense for the three months ended September 30, 2019, and 2018 was $1,183,157 and $87,287, respectively, of which none is included in cost of goods sold.

13.       INTANGIBLE ASSETS AND GOODWILL

At September 30, 2019 and December 31, 2018, the Company held intangible assets as follows:

		September 30,	December 31,
	Life	2019	2018

Cultivation & dispensary licenses		$24,080,541	$18,741,003
Customer relationships	5 years	2,900,000	2,900,000
Trademarks	10 years	2,700,000	—
Non-competition agreement	3 years	150,000	150,000
Non-competition agreement	2 years	100,000	100,000
Trademarks	1 year	100,000	100,000
Total identifiable intangible assets		30,030,541	21,991,003

Goodwill		188,941,811	6,065,518

Less accumulated amortization		(630,000)	(97,500)

Total Intangible Assets		$218,342,352	$27,959,021

The Company’s management has determined that the cannabis licenses and goodwill have indefinite useful lives and are not amortized. Intangible assets with indefinite useful lives are reviewed for impairment at least annually. No impairment has been recognized through the nine months ended September 30, 2019 or September 30, 2018. For the nine months ended September 30, 2019 and 2018, $630,000 and $0, respectively in amortization was recognized and is included in Selling, General and Administrative expenses in the Consolidated Statements of Operations.

14.       ACQUISITIONS AND BUSINESS COMBINATIONS

On July 31, 2019, 4Front Holdings LLC (“Holdings”) and Cannex Capital Holdings, Inc. (“Cannex”) completed their business combination and the creation of 4Front Ventures Corp. (“4Front”). The Class A Subordinate Voting Shares of 4Front now trade on the Canadian Securities Exchange (“CSE”) under the new ticker “FFNT” and are quoted on the OTC (OTCQX: FFNTF).

The business combination was completed by way of a plan of arrangement agreement under the Business Corporations Act (British Columbia) pursuant to the terms of the business combination agreement among Holdings, Cannex, 4Front and 1196260 B.C. Ltd. dated March 1, 2019, as amended (the “Arrangement Agreement”). Pursuant to the terms of the Arrangement Agreement,

18

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.       ACQUISITIONS AND BUSINESS COMBINATIONS (Continued)

the former owners of Holdings exchanged, through a series of transactions, their respective interests in Holdings in exchange for a total of 340.4 million shares in 4Front when calculated as if all share classes were converted to Subordinate Voting Shares. Upon the closing of the transactions contemplated by the Arrangement Agreement, 4Front has a basic total of 530.9 million shares, when calculated as if all share classes were converted to Subordinate Voting Shares, and a fully diluted total of 635.4 million shares when calculated on the same basis. Additionally, the holders of Class C multiple voting shares of 4Front Ventures Inc. (a separate entity from 4Front Ventures Corp.), which in aggregate hold approximately 73% of voting control of 4Front, have executed a Coattail Agreement with the resulting issuer and Alliance Trust Company, the transfer agent of 4Front Ventures Inc. which provides certain additional rights to Subordinate Voting Shares. Primary among these rights is the ability to “tag along” if required by the terms and conditions of the Coattail Agreement if there is a bid made for solely Multiple Voting Shares. The Coattail Agreement also provides additional rights to the subordinate proportionate voting shares.

Holdings has been identified for accounting purposes as the acquirer, and accordingly 4Front is considered a continuation of Holdings and the net assets of Cannex on July 31, 2019, the date of the business combination, are deemed to have been acquired by Holdings. The comparative figures are those of Holdings prior to the business combination.

The following table summarizes the preliminary purchase price allocation:

Cash	$9,115,731
Accounts Receivable	2,159,204
Inventory	531,602
Property and Equipment	29,224,189
Notes Receivable	2,252,678
Deposit	6,587,473
Right-of-use-assets	17,267,467
Investments	750,000
Intangible Assets including Goodwill	170,450,463
Accounts Payable	(1,416,584)
Taxes Payable	(122,000)
Notes Payable	(33,029,112)
Deferred Tax Liability	(1,009,295)
Derivative Liability on warrants	(3,162,458)
Lease Liability	(17,267,467)
Fair value of net assets acquired	$182,331,891

Equity issued	$182,331,891
Fair value of consideration	$182,331,891

Costs related to the business combination of $2,287,600 were excluded from the consideration transferred, and were included in Selling, General and Administrative Expenses in the period in which they were incurred.

19

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.       ACQUISITIONS AND BUSINESS COMBINATIONS (Continued)

Selected line items from the Company’s pro-forma Consolidated Statements of Operations for the three and nine months ended September 30, 2019, adjusted as if the business combination with Cannex had occurred on January 1, 2019, are presented below:

	4 Front		Cannex		Pro-forma Results
	3 Months	9 Months	3 Months	9 Months	3 Months	9 Months

Revenue, net	$4,732,661	$12,610,124	$4,008,681	$11,351,007	$8,741,342	$23,961,131
Gross profit	1,355,068	4,827,631	3,023,879	8,222,444	4,378,947	13,050,075
Net operating loss	(6,771,886)	(18,179,121)	(1,281,775)	(3,345,643)	(8,053,661)	(21,524,764)
Net loss	(7,699,831)	(18,013,413)	(3,001,767)	(7,728,182)	(10,701,598)	(25,741,595)

Non-cash gains and losses from changes to the value of the derivative liabilities from the Gotham Green Partners notes prior to the business combination are excluded as they will not be included after the business combination. Pure Ratios (which was acquired by Cannex in June 2019) activity has been included as if Cannex acquired Pure Ratios on January 1, 2019.

The purchase price allocation is preliminary and the Company has up to one year to make adjustments to the purchase price allocation.

On July 1, 2019, Holdings gained control of Mission MA Inc. when Holdings converted all outstanding loans that were held by MMA Capital LLC, a subsidiary of Holdings, to equity in Mission MA Inc. Holdings paid no additional consideration. Mission MA Inc. operates a cultivation facility and a dispensary in Worchester, MA, and controls real estate that may be used for the construction of additional dispensaries in Massachusetts.

The transaction was accounted for by Holdings as a business combination, with the results included in the Company’s net earnings from the date of acquisition. The assets acquired and the liabilities assumed have been recorded by Holdings at fair value as determined by Holdings.

The following table summarizes the preliminary purchase price allocation:

Cash	$55,918
Accounts Receivable	36,808
Inventory	60,533
Prepaids	104,932
Property and Equipment	6,543,910
Right-To-Use-Asset	1,175,350
Goodwill	4,385,871
Accounts Payable	(99,602)
Lease Liability	(1,211,206)
Fair value of net assets acquired	$11,200,724

Extinguishment of Debt	$11,200,724
Fair value of consideration	$11,200,724

20

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.       ACQUISITIONS AND BUSINESS COMBINATIONS (Continued)

Goodwill is the difference between the net assets acquired and the consideration paid.

Revenue and net income since the acquisition for the nine months ended September 30, 2019 that is included in the statements of operations are $70,960 and a $836,932 net loss respectively.

There were no external acquisition costs for the transaction.

The purchase price allocation is preliminary and the Company has up to one year to make adjustments to the purchase price allocation.

On April 15, 2019 Holdings gained control of Om of Medicine LLC, a dispensary in Michigan and expects the state to transfer the license by the end of 2019. The purchase price was $5.68 million, $0.23 million was paid in cash, $0.85 million will be held by the Company to pay future taxes, other expenses, or payments to the sellers, and the remaining $4.4 million was paid in kind with the issuance of 9,039.54 Class F units of Holdings. The Company may be required to pay contingent consideration that is dependent on the future gross sales of Om of Medicine LLC. The Company will determine the fair value of any contingent payments and will include this as an adjustment to the purchase price accounting within a year from the acquisition.

The transaction was accounted for by Holdings as a business combination, with the results included in the Company’s net earnings from the date of acquisition. The assets acquired and the liabilities assumed have been recorded by the Company at fair value as determined by Holdings.

The following table summarizes the preliminary purchase price allocation:

Cash	$50,557
Inventory	298,216
Property and Equipment	191,708
Right-To-Use-Asset	573,510
Goodwill	5,384,523
Accounts Payable	(98,946)
Accrued Liabilities	(61,684)
Lease Liability	(573,510)
Note Payable	(79,715)
Fair value of net assets acquired	$5,684,659

Cash Consideration	$226,924
Payables issued	1,057,735
Equity paid in kind	4,400,000

Fair value of consideration	$5,684,659

21

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.       ACQUISITION OF SUBSIDIARIES (Continued)

Goodwill is the difference between the net assets acquired and the consideration paid.

Revenue and net income since the acquisition for the nine months ended September 30, 2019 that is included in the statements of operations is $1,332,589 and $225,187 respectively.

Acquisition costs, of $28,639, were excluded from the consideration transferred, and were included in Selling, General and Administrative Expenses in the period in which they were incurred.

The purchase price allocation is preliminary and the Company has up to one year to make adjustments to the purchase price allocation.

On February 22, 2019, Holdings completed an acquisition of PHX Interactive, LLC, an entity that manages and lends to Greens Goddess Products, Inc., a cannabis license holder and dispensary operator in Phoenix, Arizona. The purchase price was $6.3 million and was paid in cash of approximately $3.3 million, the issuance of 5,496 Class F units of Holdings with an approximate value of $2.7 million, and the future payment of approximately $0.3 million in payables.

The transaction was accounted for by Holdings as a business combination, with the results included in the Company’s net earnings from the date of acquisition. The assets acquired and the liabilities assumed have been recorded by Holdings at fair value as determined by the Holdings.

The following table summarizes the preliminary purchase price allocation:

Cash	$101,567
Inventory	90,754
Property and Equipment	72,745
Deposit	2,000
Goodwill	6,225,044
Accounts Payable	(137,428)
Accrued Liabilities	(14,765)
Fair value of net assets acquired	$6,339,917

Cash Consideration	$3,359,857
Payables issued	305,060
Equity paid in kind	2,675,000

Fair value of consideration	$6,339,917

22

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.       ACQUISITION OF SUBSIDIARIES (continued)

Goodwill is the difference between the net assets acquired and the consideration paid.

Prior to the acquisition, PHX Interactive LLC did not formally charge Greens Goddess Inc. for management services provided. Revenue and net income since the acquisition that is included in the statements of operations for the nine months ended September 30, 2019 is $526,080 and a net loss of $165,611 respectively.

Acquisition costs, of $40,587, were excluded from the consideration transferred, and were included in Selling, General and Administrative Expenses in the period in which they were incurred.

The purchase price allocation is preliminary and the Company has up to one year to make adjustments to the purchase price allocation.

15.       RIGHT-OF-USE ASSETS AND LEASE LIABILITY

The Company recognized right-of-use assets representing its control of and right to use the underlying asset for real estate leases. As of September 30, 2019 the right-of-use assets consisted of the following:

Balance as of January 1, 2019 (see Note 2)	$4,722,194
Addition from Om acquisition	573,510
Addition from Mission MA acquisition	1,175,350
Addition from Cannex	17,267,467
Termination of Georgetown lease	(1,061,013)
Amortization	(1,894,255)
Balance as of September 30, 2019	$20,783,253

The Company recognized a lease liability for future minimum lease payments on real estate leases and on one equipment lease. As of September 30, 2019 the lease liability consisted of the following:

Balance as of January 1, 2019 (see Note 2)	$4,722,194
Addition from Om acquisition	573,510
Addition from Mission MA acquisition	1,211,206
Addition of Cannex	17,267,467
Termination of Georgetown lease	(981,713)
Lease Payments	(1,518,656)
Balance as of September 30, 2019	$21,274,008
Lease Liability - Current	$3,098,976
Lease Liability - Long term	$18,175,032

The Company has right-of-use assets and lease liabilities for leased real estate for dispensaries, cultivation facilities, office space, and one equipment lease. The incremental borrowing rate for the Company at January 1, 2019 and through September 30, 2019 was 10.25%.

23

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.       NOTES PAYABLE AND NOTES PAYABLE TO RELATED PARTY

Through the Cannex business combination, the Company assumed $33,501,780 in senior secured convertible notes issued to Gotham Green Partners LLC (“GGP”) with a maturity date of November 21, 2021 (the “Notes”). The Notes have a coupon of LIBOR +11% in year 1, LIBOR +10% in year 2 and LIBOR +9.5% in year 3, with agreed voluntary prepayment rights after the first anniversary of the closing date. The Notes are exchangeable into shares of the Company at a 25% premium to $0.66 (the “Reservation Price”), or $0.83. The Notes include warrants (the “Warrants”) to purchase $7,000,000 in shares at 150% of the Reservation Price ($1.00), $6,000,000 in shares at 200% of the Reservation Price ($1.33), and $4,000,000 in shares at 300% of the Reservation Price ($1.99), all such prices secured with the CSE. Half of the interest payable under the Notes is paid monthly in cash, and half is paid in kind. At September 30, 2019 the payable due, with accrued interest, under the terms of the GGP promissory note agreement was $33,886,052.

The Company revalued the debt portion of the notes using the net present value of the future payments as of July 31, 2019 using 13.0%, which management determined was the rate for similar notes with no conversion feature or warrants. The resulting value of $33,029,112 was recorded as part of the Purchase Price Accounting for Cannex. Interest expense will be recorded using 13.0% for the remaining loan term.

Since the Company’s functional currency is the U.S. Dollar, after the business combination the conversion feature and the warrants are no longer classified as derivative liabilities as they are both denominated in U.S. Dollars and result in the issuance a fixed number of shares. After the Company revalued the debt portion, the Company revalued the conversion feature and the warrants as of July 31, 2019. The Company elected to transfer the value of the conversion feature and the warrants to equity. The conversion feature and warrants will not be subsequently revalued.

On May 10, 2019 Holdings received a $50 million loan from LI Lending LLC, a related party because an officer of the Company, Leo Gontmakher, is a part-owner of LI Lending LLC. The advanced funds are kept in a bank account that is owned by the Company, but in which control can be assumed by the lender in the event of default on the loan. The funds can be used for permitted uses which include the acquisition and development of real estate to be used for cannabis operations. The loan matures in five years and has an interest rate of 10.25%. Monthly interest only payments are required and have been paid through November 29, 2019. As of September 30, 2019, the loan balance was $34,238,356 and $6,400,286 of the proceeds were held in a segregated bank account and are shown as Restricted Cash in the Statement of Financial Position.

At September 30, 2019, the Company had $7.2 million in short-term notes payable from the acquisition of Healthy Pharms Inc. ($5.4 million), Om of Medicine LLC ($1.1 million), Pine Bluff ($0.6 million), and PHX Interactive LLC ($0.1 million).

At September 30, 2019, the Company had $1.8 million in long-term notes payable primarily from the acquisition of Pine Bluff.

24

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

17.       SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

For nine months ended September 30, 2019 and 2018, general and administrative expenses were comprised of:

	2019	2018

Salaries & Benefits	$10,098,507	$2,728,420
Expenses related to the Business Combination with Cannex	2,283,600	—
Depreciation Expense	1,737,414	173,917
Legal Expenses	1,643,103	1,116,774
Marketing and Advertising	1,532,165	347,533
Professional Services	1,471,319	829,131
Share-Based Compensation (Note 14)	1,079,893	467,514
Travel Expenses	982,898	291,316
Licensing Expenses	857,801	287,810
Information Technology Expenses	778,778	102,894
Audit and Tax Services	635,134	121,587
Amortization of Intangible Assets	630,000	—
Insurance	255,070	48,124
Short Term and Other Rent	211,838	287,955
Repairs and Maintenance	167,947	36,348
Human Resources Services	148,973	—
Bank Fees	138,666	29,193
Utilities	129,512	28,373
Other	1,146,566	460,554
Total	$25,929,184	$7,357,443

25

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

17.       SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (continued)

For three months ended September 30, 2019 and 2018, general and administrative expenses were comprised of:

	2019	2018

Salaries & Benefits	$4,782,011	$1,145,808
Expenses related to the Business Combination with Cannex	98,069	—
Depreciation Expense	1,183,157	87,287
Legal Expenses	796,007	691,267
Marketing and Advertising	815,700	185,830
Professional Services	564,962	108,249
Share-Based Compensation (Note 14)	371,357	168,681
Travel Expenses	482,404	147,067
Licensing Expenses	305,413	79,451
Information Technology Expenses	268,701	50,363
Audit and Tax Services	146,250	—
Amortization of Intangible Assets	240,000	—
Insurance	186,904	22,753
Short Term and Other Rent	107,713	111,546
Repairs and Maintenance	74,727	19,552
Human Resources Services	44,470	—
Bank Fees	62,589	9,721
Utilities	92,595	13,856
Other	426,357	197,363
Total	$11,049,386	$3,038,794

18.       SHARE CAPITAL AND MEMBERS’ CAPITAL

Pursuant to the terms of the Arrangement Agreement, the former owners of Holdings exchanged, through a series of transactions, their respective interests in Holdings in exchange for a total of 340,370,271 shares in 4Front when calculated as if all share classes were converted to Subordinate Voting Shares (SVS). Former Cannex shareholders received 190,482,146 shares in 4Front when calculated as if all share classes were converted to SVS. Upon the closing of the transactions contemplated by the Arrangement Agreement, 4Front had a basic total of 530,862,417 shares, when calculated as if all share classes were converted to SVS, and a fully diluted total of 536,767,542 shares when calculated on the same basis. Certain former executives of Holdings who became holders of Class C multiple voting shares of 4Front Ventures Corp., in aggregate, hold approximately 73% of voting control of 4Front.

26

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

18.       SHARE CAPITAL AND MEMBERS’ CAPITAL (continued)

At September 30, 2019, there were share purchase warrants outstanding to purchase up to 37,418,764 common shares in the following amounts:

7,000,000 warrants at $1.00 expiring November 21, 2021
4,511,278 warrants at $1.33 expiring November 21, 2021
2,010,050 warrants at $1.99 expiring November 21, 2021
23,897,436 warrants at CAD $1.50 expiring in March 2020

The Canadian Dollar (CAD) warrants represent a derivative liability since the currency is of the warrant is CAD which is different than the Company’s functional currency (U.S. $). The fair value of the derivative liability was determined to be $3,162,458 at July 31, 2019 as part of the Cannex purchase price accounting. Between July 31, 2019 and September 30, 2019, the value of the warrants decreased to $127,016 due to a decline in the price of the Company’s stock. The resulting $3,035,442 gain is shown in Other Income (Expense) in the Statements of Operations.

Prior to the completion of the business combination with Cannex, there were a series of purchases of non-controlling interests in Holdings’ subsidiaries in exchange for units of Holdings as follows:

On March 19, 2019, Holding, through an affiliate, purchased the remaining 5% interest in 4Front PM Investco LLC from a non-controlling interest by issuing 233 Class F units of Holdings with a value of $113,413. The carrying value of the non-controlling interest on March 19, 2019 was $121,977, resulting in an increase in Contributed Capital on the Consolidated Statements of Members’ Equity of $8,564.

On March 19, 2019, Holdings, through an affiliate, purchased the remaining 5% interest in 4Front CIHI Investco LLC from a non-controlling interest by issuing 254 Class F units of Holdings with a value of $123,635. The carrying value of the non-controlling interest on March 19, 2019 was $86,629 resulting in a decrease in Contributed Capital on the Consolidated Statements of Members’ Equity of $37,005.

On March 19, 2019, Holdings, through an affiliate, purchased a 5% interest in Mission Maryland LLC from a non-controlling interest by issuing 171 Class F units of Holdings with a value of $83,234. The carrying value of the non-controlling interest on March 19, 2019 was a deficit of $14,600 resulting in a decrease in Contributed Capital on the Consolidated Statements of Members’ Equity of $97,835.

On March 25, 2019, Holdings, through an affiliate, purchased the remaining 34.6% interest in Adroit Consulting Group, LLC from non-controlling interests by issuing 2,062 Class F units of Holdings with a value of $1,003,554. The carrying value of the non-controlling interest on March 25, 2019 was $598,241 resulting in a decrease in Contributed Capital on the Consolidated Statements of Members’ Equity of $405,313.

27

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

18.       SHARE CAPITAL AND MEMBERS’ CAPITAL (continued)

On March 25, 2019, Holdings, through an affiliate, purchased the remaining 40% interest in Old State Line Consulting Group LLC from non-controlling interests by issuing 2,052 Class F units of Holdings with a value of $998,811. The carrying value of the non-controlling interest on March 25, 2019 was $308,911 resulting in a decrease in Contributed Capital on the Consolidated Statements of Members’ Equity of $689,900.

On April 15, 2019, Holdings, through an affiliate, purchased the remaining 40% interest in Harborside IGM and IGM from a non-controlling interest by issuing 10,737 Class F units of Holdings with a value of $5,226,235. The carrying value of the non-controlling interest on April 15, 2019 was a deficit of $4,640,205 resulting in a decrease in Contributed Capital on the Consolidated Statements of Members’ Equity of $7,082,317.

On April 15, 2019, Holdings, through an affiliate, purchased the remaining 24% interest in MMA Capital LLC from two non-controlling interests by issuing 620 Class F units of Holdings with a value of $301,785. The carrying value of the non-controlling interest on April 15, 2019 was $2,621,676 resulting in an increase in Contributed Capital on the Consolidated Statements of Members’ Equity of $2,319,891.

On April 15, 2019, Holdings, through an affiliate, purchased the remaining 10% interest in Mission Maryland LLC from a non-controlling interest by issuing 10,737 Class F units of Holdings with a value of $138,724. The carrying value of the non-controlling interest on April 15, 2019 was a deficit of $35,698 resulting in a decrease in Contributed Capital on the Consolidated Statements of Members’ Equity of $174,422.

On September 20, 2019, the Company, through an affiliate, purchased the remaining 50% interest in Pine Bluff Agriceutical I, LLC from a non-controlling interest by issuing 2,329,275 in notes payable. The carrying value of the non-controlling interest on September 30, 2019 was $nil resulting in a decrease in Contributed Capital on the Consolidated Statements of Members’ Equity of $2,329,275.

19.       NON-CONTROLLING INTEREST

Non-controlling interest is shown as a component of total members’ equity on the Consolidated Statements of Financial Position, and the share of income (loss) attributable to non-controlling interest is shown as a component of net income (loss) in the Consolidated Statements of Operations.

During the nine months ended September 30, 2019 and 2018, non-controlling interests contributed $0 and $637,498 to various entities. These capital contributions were required per the operating agreements.

28

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

20.       SHARE-BASED COMPENSATION

Prior to the July 31, 2019 business combination, Holdings recognized share-based compensation of $782,00 and $530,000 for the nine months ended September 30, 2019 and 2018. This compensation was primarily for the recognition of expense related to Class C grants of Holdings that were granted prior to January 31, 2019. The vesting of all issued Class C unit grants was accelerated with the business combination and all units were converted to stock in 4Front on July 31, 2019.

Fully vested stock options from 4Front Ventures Inc. (the predecessor to Holdings and a separate entity from 4Front Ventures Corp.), were cancelled and replacement stock options were granted for 4Front Ventures Corp. as follows:

Date Granted	Equivalent Shares	Exercise Price (CAD)	Expiry Date
July 31, 2019	6,791,760	$0.10	September 16, 2024

These options were fully vested on the grant date and had a replacement value that was equal to the value of the original 4Front Ventures Inc. stock options on July 31, 2019.

After July 31, 2019 and through September 30, 2019 the following new stock options were granted:

Date Granted	Equivalent Shares	Exercise Price (CAD)	Expiry Date
August 22, 2019	8,423,920	$0.80	August 22, 2024
August 22, 2019	7,250,000	$1.00	August 22, 2024

Prior to July 31, 2019, Cannex granted the following stock options that were still outstanding as of September 30, 2019:

Date Granted	Equivalent Shares	Exercise Price (CAD)	Expiry Date
June 17, 2019	800,000	$1.50	June 17, 2024
June 12, 2019	3,330,000	$1.50	June 12, 2024
October 5, 2018	1,975,000	$1.00	October 5, 2023
December 11, 2017	10,950,000	$1.00	December 11, 2022

At July 31, 2019, the Company revalued all unvested outstanding stock options by using the Black-Scholes option-pricing model with the following assumptions:

Annualized share price volatility	66%

Risk-free interest rate	1.84%

Expected option lives	an average of 3.3 years

Dividend yield	0.0%

Share-based compensation cost is recognized by amortizing the fair value at July 31, 2019 or the grant-date fair value of the share-based awards, on a straight-line basis over the requisite service period of each award. Share-based compensation is included in selling, general and administrative expenses in the accompanying consolidated statement of operations.

29

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

21.       RELATED PARTIES

(a)	Key management personnel compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors, who control approximately 73% of the voting shares of 4Front. Compensation provided to key management for the nine months ended September 30, 2019 and 2018 is as follows:

	2019	2018

Short-term employee benefits	$1,143,000	$802,000
Share-based compensation	153,000	7,000
	$1,296,000	$809,000

(b)	Related party transactions

Certain subsidiaries which were acquired in the business combination with Cannex have multiple contractual relationships with two licensed Washington cannabis producer/processors: Superior Gardens LLC (d/b/a Northwest Cannabis Solutions) (“NWCS”) and 7Point Holdings LLC (“7Point”). Vlad Orlovski, the sole owner of NWCS, holds 23,985,625 equivalent Subordinate Voting Shares (SVS) in the Company. Gerald Derevyanny, the sole owner of 7Point, holds 515,000 equivalent SVS in the Company, and is an employee of the Company. On March 1, 2017, NWCS and Cannex entered into a commercial gross lease for a 70-month term with two five-year renewal options of the 116,608 square foot Tumwater Facility at a rate of $4.00 per spare foot set to increase January 1 of each year during the initial term by $0.50 per square foot. On June 1, 2017, 7Point and Cannex entered into a commercial sublease for a six-year term with one five-year renewal option for the 60,000 square foot Elma Grow at a rate of $4.00 per square foot set to begin December 1, 2017 and increase November 1 of each year during the initial term by $0.25 per square foot. On January 1, 2018, Cannex entered into a service agreement with NWCS engaging Ag Grow Imports LLC (“Ag Grow”), a wholly-owned subsidiary of Cannex, to provide consulting and personnel services for growing and processing for $30,000 per month and to act as exclusive purchasing agent for equipment, machinery, and other supplies for $20,000 per month for a three-year term with automatic renewal for additional three-year terms. On January 1, 2018, Cannex entered into a service agreement with 7Point engaging Ag Grow to provide consulting and personnel services for growing and processing for $10,000 per month and to act as exclusive purchasing agent for equipment, machinery, and other supplies for $5,000 per month for a three-year term with automatic renewal for additional three-year terms. On January 1, 2018, NWCS and Cannex entered into a packaging supply agreement under commercially reasonable pricing terms by which NWCS submits packaging orders for Company-designed packaging sold by NWCS under an exclusive license to use Company brands and recipes in the state of Washington. The packaging supply agreement has an initial term of three years with automatic renewal for additional three-year periods. At September 30, 2019, the Company also hold two notes payable from these related parties with a balance of $641,000 and an accounts payable balance of $1,528,000.

30

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

21.        RELATED PARTIES (Continued)

An officer of the Company, Leo Gontmakher, is a part-owner of a firm which extended Holdings a real estate improvement/development loan of up to $50 million of which approximately $34.5 million has been extended as of September 30, 2019.

The Company has issued notes receivable to certain related parties that hold or have applied for cannabis licenses or that have secured real estate that can be used for a cannabis facility. The Company’s strategy is to provide financing and real estate to related parties that own cannabis licenses where the Company has an economic interest through contracts. When related party cannabis operations open, cash flow is expected to be used to repay the loans. The Company has evaluated the value of the net assets of these related parties, including the cannabis licenses, and has determined that the value of the net assets is in excess of the loans outstanding at September 30, 2019 and December 31, 2018. The details of these notes receivable to related parties are as follows:

The Company holds notes receivable from Premium Medicine of Maryland, LLC. At September 30, 2019 and December 31, 2018, there was $1,568,234 and $1,367,822 in principal receivable and $126,067 and $68,400 in accrued interest. Premium opened a cannabis dispensary in Maryland in October 2018.

The Company holds notes receivable from Chesapeake Integrated Health Institute, LLC (CIHI). At September 30, 2019 and December 31, 2018, there was $525,000 in principal receivable for both years and $60,300 and $55,300 respectively for accrued interest from CIHI. CIHI opened a dispensary in Maryland in April 2019.

The Company holds notes receivable from Mission New Jersey LLC. At September 30, 2019 and December 31, 2018 there was $1,027,488 and 529,197 in principal receivable and interest was not charged.

The Company holds notes receivable from Arkansas Natural Products I LLC (ANP). At September 30, 2019 and December 31, 2018, there was $796,238 and $95,313 in principal payable respectively and interest was not charged. ANP opened a dispensary in June 2019.

The Company holds notes receivable from Regatta Partners LLC. At September 30, 2019 and December 31, 2018 and 2017, there was $308,850 and $272,850 in principal payable respectively and interest was not charged.

As of December 31, 2018, the Company holds notes receivable of $12,611,951 with Mission MA Inc. In July 2019 this loan was converted equity.

As of September 30, 2019 and December 31, 2018, the Company holds notes receivable of $484,089 and $504,576, respectively, from various other entities that hold cannabis licenses, have applied for cannabis licenses, or hold interests in real estate that can be used for cannabis operations. These entities are related parties because one or more employee of the Company has an ownership in the entity.

These transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

31

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

22.       COMMITMENTS AND CONTINGENCIES

Contingencies - The Company’s operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulation at September 30, 2019 and December 31, 2018, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

Cannabis is still considered a Schedule 1 substance under the Controlled Substance Act. As such, there is an inherent risk related to the federal government’s position on cannabis; additionally, the risk exists, due to the Company’s business in cannabis, that third party service providers could suspend or withdraw services and as well as the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.; however, the Company has deemed it not reasonable to estimate a potential liability related to the possible enforcement of laws against the medical cannabis industry.

The Company is currently in a dispute with regulators in Massachusetts regarding the transfer of a cannabis license for a dispensary. The Company believes that it is in compliance and expects to settle the dispute in 2020.

Legal Matters - The Company is involved in certain disputes arising in the ordinary course of business. Such disputes, taken in the aggregate, are not expected to have a material adverse effect on the Company.

During 2017, the Company was in a legal dispute with two former consulting clients whom the Company performed services for since 2015. The parties agreed to arbitration, and a final decision by a Panel of the American Arbitration Association on November 27, 2018, has found that one of the consulting clients is liable to the Company in the amount of $5.5 million and the other consulting client is liable to the Company in the amount of $3.8 million. The $3.8 million was paid in April 2019 and the $3.8 million was recorded in Other Income in the 2018 consolidated statement of operations. Due to uncertainty regarding payment of the $5.5 million, the Company has not recognized an asset for the damages for this decision.

In August 2019, the Company received $2.5 million in payments that were related to certain contract disputes. As a result, $2.5 million was recorded as Other Income during April 2019.

32

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

23.       FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash, restricted cash, other receivables, notes receivable and accrued interest from related parties, accounts payable, other current liabilities, notes payable, and notes payable to related parties. The carrying values of these financial instruments approximate their fair values as of September 30, 2019 and December 31, 2018.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 - Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the six months ended September 30, 2019 and the year ending December 31, 2018.

The following table summarizes the Company’s financial instruments as of September 30, 2019:

	Loans and Receivables	Other Financial Liabilities		Total
Financial Assets:
Cash	$5,993,571	$		$5,993,571
Restricted Cash	6,400,286			6,400,286
Other Receivables	316,101			316,101
Notes Receivable and Accrued Interest	6,539,523			6,539,523
Right-Of-Use-Assets	20,783,253			20,783,253
Financial Liabilities:
Accounts Payable			3,930,534	3,930,534
Accrued Liabilities			1,307,613	1,307,613
Notes Payable and Accr’d Interest Short Term			7,204,344	7,204,344
Notes Payable and Accr’d Interest Long Term			68,333,923	68,333,923
Lease Liability			21,274,008	21,274,008

33

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

23.       FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

The following table summarizes the Company’s financial instruments as of December 31, 2018:

	Loans and Receivables	Other Financial Liabilities		Total
Financial Assets:
Cash	$1,262,733	$		$1,262,733
Notes Receivable and Accrued Interest	12,611,951			2,611,951
Financial Liabilities:
Accounts Payable			1,283,279	1,283,279
Accrued Liabilities			667,409	667,409
Taxes Payable			647,846	647,846
Notes Payable and Accrued Interest			9,198,014	9,198,014
Lease Liability			87,538	87,538

(a)	Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instruments related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(b)	Credit Risk

Credit risk is the risk of a potential loss to the Company if a third party or a related party to a financial instrument fails to meet its contractual obligations. As of September 30, 2019 and December 31, 2018, the maximum credit exposure related to the carrying amounts of Accounts Receivable, and Notes Receivable and Accrued Interest from Related Parties was $8.4 million and $12.6 million, respectively.

The Company maintains cash with federally insured financial institutions. As of September 30, 2019 and December 31, 2018, the Company exceeded federally insured limits by approximately $10.0 million and $0.5 million, respectively. The Company has historically not experienced any losses in such accounts.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to raise sufficient capital to settle obligations and liabilities when due.

34

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

23.       FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

At September 30, 2019, the Company has the following contractual obligations:

	<1 Year	1 to 3 Years	3 to 5 Years	Greater than 5	Total
Accounts Payable and
Accrued Liabilities	$5,238,147	$—	$—	$—	$2,224,012

Lease Liability	3,098,976	4,862,754	4,541,836	8,770,442	21,274,008

Notes Payable	7,204,344	—	68,333,923	—	75,538,267

Derivative Liability	127,016	—	—	—	127,016

(d)	Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company keeps cannabis inventory levels at their dispensaries low to manage the risk of falling inventory values. Falling cannabis prices could affect the ability of third party tenants to pay their rent to the Company. The Company monitors cannabis prices in markets where they operate and will adjust their strategies if necessary.

(e)	Foreign Exchange Risk

The Company is exposed to exchange rate fluctuations between United States and Canadian dollars. Most importantly, the Company’s share price is denominated in Canadian dollars. If the Canadian dollar declines against the United States dollar, the United States dollar amounts available to fund expansion through the exercise of stock options or warrants will be less. The Company also has bank accounts with balances in Canadian dollars. The value of these bank balances if converted to U.S. dollars will fluctuate. While the Company maintains a head office in Canada where it incurs expenses primarily denominated in Canadian dollars, such expenses are a small portion of overall expenses incurred by the Company. The Company does not have a practice of trading derivatives and does not engage in “natural hedging” for funds held in Canada.

35

4FRONT VENTURES CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

24.       SEGMENT INFORMATION

Operating segments are components of the Company that engages in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with other components of the Company), the operations of which can be clearly distinguished, and the operating results of which are regularly reviewed by the chief operating decision maker (“CODM”) for the purposes of resource allocation and assessing its performance.

During the three months ended September 30, 2019, Company’s operating results are divided into three reportable operating segments plus corporate. The three reportable operating segments are Retail, Production, and Real Estate. Retail includes all Company owned cannabis dispensaries, and management and consulting fees for assisting third party dispensaries. Production includes the production of cannabis and CBD products, and the importing of equipment and supplies for resale. Real Estate is the leasing of cannabis production facilities in the state of Washington.

Significant Judgement

Operating segments are determined based on internal reports used in making strategic decisions that are reviewed by the CODMs. The Company’s CODMs are the Chief Executive Officer, Chief Operating Officer and the Chief Financial Officer.

Three months ended September 30, 2019	Retail	Production	Real Estate	Corporate / Inter Co Elimination	Total
Revenue	$4,652,345	$1,970,242	$1,676,080	$(781,046)	$7,517,621
Gross profit	1,405,170	431,269	1,676,080	—	3,512,519
Net income (loss)	(993,164)	(608,762)	1,370,043	(6,638,013)	(6,869,896)

Prior to the July 31, 2019 business combination with Cannex, Holdings only had one operating segment, cannabis operations, which included operating dispensaries and production facilities.

25.       SUBSEQUENT EVENTS

In October 2019, Mission Maryland LLC, a wholly owned subsidiary of the Company, opened a cannabis dispensary in Catonsville Maryland.

On November 1, 2019, the Company granted the equivalent of 600,000 stock options for Subordinate Voting Shares to both Betty Aldworth and Kathi Lentzsch, two new members of the Board of Directors, at an exercise price of 0.80 Canadian Dollars. The options expire on November 1, 2024 and vest over a three-year period.

As of the issuance date, the Company is renegotiating the $5.4 million note payable that was issued for the acquisition of Healthy Pharms Inc. The renegotiated note is expected to extend the repayment date of the note to 2020.

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